Exhibit 99.1

Bragg’s Wild Streak Gaming Extends Deal with Sega Sammy Creation

Two additional games to be created following successful partnership agreement earlier this year

Toronto, September 2, 2021 – Wild Streak Gaming (“Wild Streak”), a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG) (“Bragg”), has extended its relationship with Sega Sammy Creation Inc. (“Sega Sammy”) for two additional slot games.

Sega Sammy will develop Wild Streak’s popular Dragon PowerTM and Egyptian MagicTM titles for land-based casinos. These titles have already built an online following in social and online casinos.

Dragon Power has been a consistent top-performer for Wild Streak since its first online casino launch in New Jersey in May 2020. In the August 2021 Eilers-Fantini Online Game Performance report, Wild Streak’s Dragon Power ranked at No. 3 in the top slot game rankings for the U.S.

The deal follows a game design agreement with Sega Sammy earlier in the year for Wild Streak’s Congo CashTM and Fairy DustTM titles, which are due to be showcased on the Sega Genesis CrestTM cabinet at the Global Gaming Expo in Las Vegas this October.

Doug Fallon, Managing Director of Group Content at Bragg and founder of Wild Streak, said: “We have really enjoyed working with the Sega Sammy Creation team on the development of Congo Cash and Fairy Dust. We share a passion for delivering a next-level casino gaming experience as the Sega Sammy team continues to grow their global presence.

“We are very excited to be extending our relationship to include Dragon Power and Egyptian Magic, which have seen phenomenal popularity online and can’t wait to bring them to land based casinos under this partnership.”

Scott Winzeler, Chairman and Chief Executive Officer of Sega Sammy, commented: “Doug and the team at Wild Streak have an excellent track record of delivering games that seem to generate a real loyalty among their fans.

“We’re pleased to extend our agreement to bring two more high-performing titles to our casino audiences, where we anticipate they will be just as well received as their online counterparts.”

[ENDS]

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg
CSO
Bragg Gaming Group
info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy
JCIR
212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquires or interview requests, contact:

Giles Potter
CMO
Bragg Gaming Group
press@bragg.games